UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ________

Commission File Number 1-3526

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY
30 Ivan Allen Jr. Boulevard, NW
Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page

EXHIBITS	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6–14
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010—	15
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	16
SIGNATURE	17

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	- Consent of Babush, Neiman, Kornman & Johnson, LLP

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
The Southern Company Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia
June 27, 2011

 The Southern Company Employee Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
ASSETS

Participant-directed investments at fair value	$ 4,316,926,140	$ 3,809,126,199

Receivables
Notes receivable from participants	98,752,691	90,898,065
Receivables for securities sold	184,992	1,189,118
Accrued interest	259	256
Total Receivables	98,937,942	92,087,439

Cash	2,936,427	1,719,551

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	4,418,800,509	3,902,933,189

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	-	44,297,468

NET ASSETS AVAILABLE FOR BENEFITS	$ 4,418,800,509	$ 3,947,230,657

See notes to financial statements.

 The Southern Company Employee Savings Plan

Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2010

ADDITIONS

Contributions from participants	$ 144,319,027
Contributions from participant rollovers	3,394,974
Contributions from employers	75,852,955
Net appreciation in fair value of investments	465,270,926
Interest and dividends	110,840,127
Interest on participant loans	4,068,674

TOTAL ADDITIONS	803,746,683

DEDUCTIONS

Benefits paid to participants or beneficiaries	(331,331,031)
Administrative expenses and other	(845,800)

TOTAL DEDUCTIONS	(332,176,831)

NET INCREASE	471,569,852

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	3,947,230,657

End of Year	$ 4,418,800,509

 See notes to financial statements.

The Southern Company Employee Savings Plan

Notes to Financial Statements

A.        DESCRIPTION OF THE PLAN

General. The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan and other documents relating to the Plan for more complete information.

The Plan is a defined contribution plan administered by The Southern Company Benefits Administration Committee (the “Committee”), as designated in the Plan. The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Southern Company Services, Inc. (the “Plan Sponsor”), Southern Communications Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively, referred to as the “Employing Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “IRC”).

Plan Administration. The trustee and recordkeeper of the Plan are Bank of America, N.A. (formerly, Merrill Lynch Bank & Trust Co., FSB) (the “Trustee”) and Merrill Lynch & Co., respectively.

Participation. Employees meeting certain criteria, as defined by the Plan, may elect to participate in the Plan immediately after the employee's first day of employment as of the first day of the payroll period.

Contributions. Participants may elect to contribute total before-tax, Roth after-tax or regular after-tax contributions of up to 25% of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time. Contributions are subject to certain IRC limitations. Participants also may contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts.

The Employing Companies' contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2010, the Employing Companies contributed, on behalf of the participants, an amount equal to 85% of each participant's contribution, up to 6% of eligible compensation. The Board of Directors reserves the right to discontinue or change the Employer Matching Contributions at any time; however, it has not expressed any intent to make any changes at the present time.

Notes to Financial Statements (Continued)

Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant's investment elections, and charged with certain administrative expenses and any withdrawals and allocations of Plan losses based on the participant's investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options. Participants' contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time.

Vesting. Participants are immediately vested in the total value of their accounts - both employee and Employer Matching Contributions.

Participant Loans (Notes Receivable from Participants). Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing rates as determined by the Committee. Generally, principal and interest are paid ratably through payroll deductions. Participants also may repay an outstanding loan in full at any time.

Payment of Benefits. Upon retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's account, annual installments over a period of up to 20 years, or may defer the distribution of the account.  However, the participant must begin receiving payments by April 1 of the calendar year following the later of the calendar year in which the participant reaches age 70 ½ or terminates with the Company. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.

Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company's common stock credited to the participant's account as of the record date of the dividend. The dividends payable on the shares of the Company's common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant's account in shares of the Company's common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year which includes such payable date. A participant's election to receive cash distributions of dividends payable on the Company's common stock is revoked automatically upon his or her death.

Notes to Financial Statements (Continued)

B.        SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Reclassifications. Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative and Investment Management Fees. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant directed brokerage option are charged to the participant making the trade.

In addition, investment management fees for all funds, except Company common stock, are charged to Plan assets.

Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets.

Payments of Benefits. Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $3,834,687 and $1,719,551 as of December 31, 2010 and 2009, respectively.

Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems

Notes to Financial Statements (Continued)

the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Units of common collective trust funds (“CCTs”) are reported at the net asset value of units held by the Plan at year-end, as determined by the Trustee. The net asset value of units in the CCTs is determined by the Trustee based on the fair market value of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

One of the investment options offered by the Plan is the Bank of America Retirement Preservation Trust Fund (“BOA Fund”) (formerly, Merrill Lynch Retirement Preservation Trust Fund). Prior to October 2010, the BOA Fund invested in fully benefit-responsive investment contracts, such as guaranteed investment contracts (“GICs”), separate account GICs, and synthetic GICs. Since these contracts were fully benefit-responsive, and in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting-Defined Contribution Plan, the statement of net assets available for benefits as of December 31, 2009 presents the BOA Fund holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made to the fund plus earnings less participant withdrawals.

Effective October 6, 2010, the trustee of the BOA Fund resolved to terminate the BOA Fund and commence the liquidation of its assets.  Upon liquidation, the BOA Fund changed from a stable value fund to a short-term bond fund. The most significant change to the BOA Fund was the elimination of the BOA Fund’s wrap contracts which resulted in the elimination of the benefit-responsive nature of these contracts. As the investment contracts are no longer benefit-responsive, the BOA Fund is valued at fair value and no adjustment to the statement of net assets available for benefits as of December 31, 2010 is required.

New Accounting Pronouncements. In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each

Notes to Financial Statements (Continued)

“class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements, as described in Note D herein. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

C.        INVESTMENTS

The Plan's investments, at fair value, that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009
Southern Company Common Stock	$ 2,195,515,237	$ 2,033,888,876
Merrill Lynch Equity Index Trust Tier 10	593,920,982	525,925,060
BOA Fund	740,686,895	610,673,127
Merrill Lynch Small Cap Index Plus Trust	236,098,094	*
*Investment was less than 5% in the respective year

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

Notes to Financial Statements (Continued)

Southern Company Common Stock	$ 296,612,339
Merrill Lynch Equity Index Trust Tier 10	77,414,681
Merrill Lynch Small Cap Index Plus Trust	48,239,412
Blackrock Enhanced International Trust	13,772,996
Northern Trust Collective Aggregate
Bond Index Trust Fund Tier N	8,489,342
Self-Directed Accounts
Common and Preferred Stock	14,992,339
Mutual Funds	5,724,352
Other	25,465
$ 465,270,926

D.       FAIR VALUE MEASUREMENT

In 2008, the Plan adopted ASC 820. ASC 820 established a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities inputs (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest of any input that is significant to the fair value

Notes to Financial Statements (Continued)

measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

	Level 1	Level 2
December 31, 2010
Southern Company Common Stock	$ 2,195,515,237	$ -
Merrill Lynch Equity Index Trust Tier 10	-	593,920,982
BOA Fund	-	740,686,895
Merrill Lynch Small Cap Index Plus Trust	-	236,098,094
Blackrock Enhanced International Trust	-	170,051,582
Northern Trust Collective Aggregate	-
Bond Index Fund Tier N	-	164,980,556
Self-directed investments
Other Mutual Funds	52,538,574	-
Common and Preferred Stocks	115,900,082	-
Money Market Funds and CDs	44,689,271	-
Other	2,544,867	-

Total	$ 2,411,188,031	$ 1,905,738,109

December 31, 2009
Southern Company Common Stock	$ 2,033,888,876	$ -
Merrill Lynch Equity Index Trust Tier 10	-	525,925,060
BOA Fund	-	610,673,127
Merrill Lynch Small Cap Index Plus Trust	-	193,788,225
Merrill Lynch Intl. Index Plus Trust	-	151,303,738
Northern Trust Collective Aggregate
Bond Index Fund Tier N	-	128,816,564
Self-directed investments
Other Mutual Funds	38,664,423	-
Common Stocks	88,024,704	-
Money Market Funds and CDs	36,067,842	-
Other	1,973,640	-

Total	$ 2,198,619,485	$ 1,610,506,714

Notes to Financial Statements (Continued)

E.         EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by BlackRock, Inc., a company in which the Trustee holds a substantial but not majority ownership interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan held 57,429,119 and 61,041,083 shares, respectively, of common stock of the Company at a fair value of $2,195,515,237 and $2,033,888,876, respectively, with a cost basis of $1,955,758,406 and $1,499,155,474, respectively. During the year ended December 31, 2010, the Plan recorded related dividend income of $95,375,031.

F.         PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue Employer Matching Contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants are 100% vested in their accounts.

G.         FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 31, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. The Plan requested an updated determination letter on February 2, 2009. Such letter has not been received. However, the Plan Sponsor and the Committee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

H.         SUBSEQUENT EVENT

The Company has evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued.

I.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants as of December 31, 2010 and 2009 in the amount of $3,834,687 and $1,719,551, respectively, are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date. In addition, the net assets available for benefits of the Plan as of December 31, 2009 include a stable value investment option recorded at contract value. Investments in the Form 5500

Notes to Financial Statements (Continued)

reflect adjustments of $44,297,468 to record the stable value investment option at fair value at December 31, 2009.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$ 4,418,800,509	$ 3,947,230,657
Less: Amounts allocated to withdrawing participants	(3,834,687)	(1,719,551)
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	-	(44,297,468)
Net assets available for benefits per the Form 5500	$ 4,414,965,822	$ 3,901,213,638

The following is a reconciliation of benefits paid to participants per the financial statement statements for the year ended December 31, 2010 to the Form 5500:

Benefits paid to participants per the financial statements	$331,331,031
Add: Amounts allocated to withdrawing participants at December 31, 2010	3,834,687
Less: Amounts allocated to withdrawing participants at December 31, 2009	(1,719,551)
Benefits paid to participants per the Form 5500	$333,446,167

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$ 803,746,683
Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2009	44,297,468
Total income per the Form 5500	$ 848,044,151

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i
Plan Sponsor's EIN: 63-0274273
Plan Number: 002

The Southern Company Employee Savings Plan

Schedule of Assets (Held at End of Year)

		(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor, or similar party	collateral, par or maturity value	Cost	value

*	The Southern Company	Common stock	**	$ 2,195,515,237
*	Merrill Lynch Equity Index Trust Tier 10	Common collective trust	**	593,920,982
*	BOA Fund	Common collective trust	**	740,686,895
*	Merrill Lynch Small Cap Index Plus Trust	Common collective trust	**	236,098,094
*	Blackrock Enhanced International Trust	Common collective trust	**	170,051,582
	Northern Trust Collective Aggregate Bond Index Fund Tier N	Common collective trust	**	164,980,556
	Various	Self-directed account	**	215,672,794
*	Participant loans	Interest rates range from 3.25% to 10% with maturity dates through 2022	**	98,752,691
	TOTAL			$ 4,415,678,831

*Party-in-interest
**Cost information is not required as all investments are participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
/s/Stacy R. Kilcoyne Stacy R. Kilcoyne, Chair The Southern Company Benefits Administration Committee

June 27, 2011